PINEAPPLE FINANCIAL INC.

Unit 200 111 Gordon Baker Road

Toronto, Ontario M2H 3R1

Tel: (416) 669-2046

July 5, 2023

VIA EDGAR

Tonya Aldave

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Pineapple Financial Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 21, 2023
File No. 333-268636

Dear Ms. Aldave,

On behalf of Pineapple Financial Inc. (the “Company”), this letter responds to oral comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) which was submitted to the Commission on June 21, 2023.

Disclosure changes made in response to the Staff’s oral comments have been made in an exhibit-only Amendment No. 4 to the Registration Statement (“Amendment No. 4), which was filed with the Commission on July 5, 2023.

Registration Statement on Form S-1

General

In response to oral comments transmitted by telephone to the Darrin M. Ocasio, please be advised as follows:

●	The opinion of Sichenzia Ross Ference LLP has been filed as Exhibit 5.2 in the Registration Statement, which provides, among other things, that the Representative’s Warrants will be valid and binding obligations of the Company enforceable against the Company in accordance with their terms under the laws of the State of New York.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Darrin M. Ocasio., at dmocasio@srf.law or by telephone at (917) 848-6325 or Matthew Siracusa at msiracusa@srf.law, telephone (845) 649-8868.

Sincerely,

/s/ Shubha Dasgupta
Shubha Dasgupta